February 26, 2013

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC  20549

Re: Delaying Amendment for Combination of Certain Series of the Allianz Variable Insurance Products Trust (the "VIP Trust") (SEC File Nos. 333-186251 and 811-09491) with and into Corresponding Series of the VIP Trust, and for Combination of Certain Series of the Allianz Variable Insurance Products Fund of Funds Trust (the "Fund of Funds Trust") (SEC File Nos. 333-186260 and 811-21624) with and into Corresponding Series of the Fund of Funds Trust, on Form N-14.

Dear Sir/Madam:

     Pursuant to Rule 473 under the Securities Act of 1933, as amended, on behalf of the above referenced Registrants, we hereby file a delaying amendment with respect to Registrant’s Registration Statement on Form N-14 (File Nos. 333-186251 and 333-186260), filed with the Securities and Exchange Commission relating to the combination of certain series of the Trusts. The Registration statements were filed with the Securities and Exchange Commission on January 28, 2013 pursuant to Rule 488 under the Securities Act.

     The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

      If you have any questions or comments, please feel free to contact the undersigned.

Sincerely,

Allianz Variable Insurance Products Trust
Allianz Variable Insurance Products Fund of Funds Trust

By: /s/ Erik Nelson
     ________________________________
     Erik Nelson, Chief Legal Officer

763/765-7453
Erik.Nelson@allianzlife.com
Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
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